UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

NeuroDerm Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

M74231 107
(CUSIP Number)

December 31, 2014
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M74231 107	Page 2 of 5

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital Point Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,090,480
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,090,480
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,480
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 12.3% (based on 16,996,960 shares outstanding).
12.	TYPE OF REPORTING PERSON IV/HC

CUSIP NO. M74231 107	13G	Page 3 of 5

Item I

(A)	Name of Issuer:

NeuroDerm Ltd.

(B)	Address of Issuer's Principal Executive Offices:

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel

Item 2

(A)	Name of Person Filing:

Capital Point Ltd.

(B)	Address:

Azrieli Center, Round Tower 22nd Floor, Tel Aviv  67021, Israel

(C)	Citizenship:

Israel

(D)	Title of Class of Securities:

Common Stock

(E)	CUSIP Number:

M74231 107

CUSIP NO. M74231 107	13G	Page 4 of 5

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Capital Point is an investment company registered pursuant to the law of the jurisdiction in which it is located, as well as a parent holding company or control person.

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

Item 4	Ownership:

(A)	Amount beneficially owned:

The information set forth in rows 5 through 11 of the cover page is incorporated herein by reference.

(B)	Percent of Class:

The information set forth in row 11 of the cover page is incorporated herein by reference.

(C)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Incorporated by reference to row 5 of the cover page.

(ii)	shared power to vote or to direct the vote:

Incorporated by reference to row 6 of the cover page.

(iii)	sole power to dispose or to direct the disposition of:

Incorporated by reference to row 7 of the cover page.

(iv)	shared power to dispose or to direct the disposition of:

Incorporated by reference to row 8 of the cover page.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

CUSIP NO. 204429104	13G	Page 5 of 5

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Ofakim Hi-Tech Ventures Ltd.                                                          Investment Company

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the person filing this Schedule 13G are substantially comparable to the regulatory scheme applicable to functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of February, 2015.

Capital Point Ltd.

By:	/s/ Yossi Tamar
Name:	Yossi Tamar
Title:	Co-Chief Executive Officer

By:	/s/ Shay Isaac Lior
Name:	Shay Isaac Lior
Title:	Co-Chief Executive Officer